Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

+under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 29, 2010, Southwest Airlines Co. posted the following Q&As on its lowfaresfarther.com website as well as on its intranet website.

Will AirTran Crew Members (employees) need to interview for a job at Southwest Airlines?

A: As long as the AirTran employee would be joining Southwest in their same role, no interview is necessary. However, we will need to work through the potential situations where the same roles are not available, with interviews for the many open positions we anticipate. As we’ve said, after closing, Southwest plans to integrate AirTran into the Southwest brand by welcoming AirTran Crew Members into the Southwest Family. Given normal turnover, we project that the combined companies will need to hire approximately 2,000 Employees a year, just to stay even. Add to that the potential for additional growth, and we foresee that this deal will add more jobs and more Employees into our Southwest Family. AirTran Crew Members joining Southwest in their same role (i.e. customer service agent to Customer Service Agent, reservation agent to Customer Service and Support Agent, etc.) will not have to re-interview for a position. Some of the opportunities for AirTran Crew Members may require a change in their current location or position. If an AirTran Crew Member wishes to apply for a different job at Southwest (i.e. customer service agent to Flight Attendant, flight attendant to Customer Service and Support Agent, etc.) then they will have to interview, as would any Employee at Southwest who wishes to change positions. As always, we will follow our contract provisions applicable for the covered contract positions in effect.

We are making it a priority to welcome the AirTran Crew Members into the Southwest Family. To maintain a competitive advantage, more than anything, we must maintain our very strong Culture. Our Culture is key to our success, and it is the hallmark of our identity. Both companies have passionate and resilient people who care about their co-workers and who care about serving Customers. Both have won numerous awards for Customer Service.

When the acquisition was announced, Gary said there would be an “Integration Board” setting the pace for bringing the two airlines together. Who is on that Integration Board?

A: On the newly-formed Integration Board will be, from Southwest: Gary Kelly, Chairman, President, and CEO; Bob Jordan, EVP Strategy and Planning; and Mike Van de Ven, EVP & Chief Operating Officer. From AirTran: Bob Fornaro, Chairman, President and CEO; and Loral Blinde, Senior Vice President, Human Resources and Administration. We have an Integration Team already established being led by Southwest’s Senior Vice President Jeff Lamb.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and

security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4000. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5600.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on employee matters and integration. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.